SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                              Quanta Services, Inc.
                                (Name of Issuer)


                        Common Stock, $0.00001 par value
                         (Title of Class of Securities)

                                    74762E102
                                 (CUSIP Number)

                Dale J. Wolf, Secretary, UtiliCorp United Inc.
                ----------------------------------------------
       20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
       ----------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               with a copy to:
Dennis P. Wilbert, Esq., Blackwell Sanders Peper Martin LLP, 2300 Main Street
                 Kansas City, Missouri 64108 (816) 983-8124.


                                  July 12, 2000
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 74762E102
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      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               UtiliCorp United Inc.    #440541877
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
               Instructions)
                 (a)
                 (b)  X
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      3        SEC USE ONLY
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      4        SOURCE OF FUNDS (See Instructions)
               WC, BK
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      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)
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      6        CITIZENSHIP OR PLACE OR ORGANIZATION
               Delaware
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  NUMBER OF       7     SOLE VOTING
    SHARES              POWER
 BENEFICIALLY
OWNED BY EACH           26,405,966
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                  8     SHARED VOTING
                        POWER
                        None*
               -----------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
                        26,405,966
               -----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        None
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      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               26,405,966
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      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)
                             X
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      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               37.54%**
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON (See Instructions)
               CO
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*  This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Voting Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting Agreements.

** The percentage reflected in row 13 above is obtained by using 70,329,686 shares as the denominator (in accordance with Rule 13(d)3(d)(1)(i)(D)). This denominator includes: (a) 61,029,686 shares of Issuer's issued and outstanding Common Stock (which includes (i) 55,646,050 shares as indicated in the Issuer's Form 10-Q filed on May 15, 2000 and (ii) 5,383,636 shares of Common Stock that UtiliCorp acquired upon conversion of the Convertible Promissory Notes of the Issuer on June 13, 2000); and (b) the approximately 9,300,000 shares of Common Stock into which the Issuer's Convertible Preferred Stock held by UtiliCorp is convertible.

   Also note that the percentage of Common Stock owned by UtiliCorp on a fully diluted basis is 34.17%. This fully diluted percentage is obtained by using 77,263,048 shares as the denominator, which includes (a) the 70,329,686 shares discussed in the previous paragraph; (b) 4,835,571 shares of Common Stock issuable pursuant to options granted under Issuer's 1997 Stock Option Plan at March 31, 2000; and (c) 2,097,791 shares of Limited Vote Common Stock as indicated in the Issuer's Form 10-Q filed on May 15, 2000.

                               AMENDMENT NO. 10 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

      All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), and the common stock, par value $0.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation ("Issuer"), is correct to the best knowledge and belief of UtiliCorp. The
Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and nine amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000, April 26, 2000, May 25,
2000 and June 19, 2000, respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Pursuant to a letter agreement dated as of April 14, 2000, UtiliCorp completed the purchase of 125,000 shares of Issuer's Common Stock with a stockholder of Issuer for a purchase price of $4,779,687.50 on July 12, 2000. Pursuant to the same letter agreement, UtiliCorp expects to complete the purchase of another 125,000 shares with this stockholder for the same purchase price within the next two weeks.

      UtiliCorp will fund these purchases by a combination of working capital and short term debt. The aggregate number of Common Stock described in the preceding paragraph is 250,000 shares, which represent 0.35% of Issuer's outstanding securities (calculated in accordance with Rule 13(d)3(d)(1)(i)(D)), or 0.32% on a fully diluted basis. In the aggregate, UtiliCorp beneficially owns 26,405,966 shares of Issuer's Common Stock, which represent 37.54% of Issuer's outstanding securities, or 34.17% on a fully diluted basis.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:      July 17, 2000                 UtiliCorp United Inc.

                                          By:  /s/ Dale J. Wolf
                                          Name:  Dale J. Wolf
                                          Title: Secretary